Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Maverix Metals Inc. (the “Company”) on Form 40-F for the year ended December 31, 2020, as filed with the SEC on the date hereof (the “Report”), the undersigned hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Matt Fargey

Matt Fargey

Chief Financial Officer

(Principal Financial Officer)

March 23, 2021